Filed Pursuant to Rule 253(g)(2)

File No. 024-11284

ESCALATE WEALTH REIT I, INC.

SUPPLEMENT NO. 3 DATED MARCH 23, 2021

TO

OFFERING CIRCULAR DATED OCTOBER 15, 2020

This document supplements, and should be read in conjunction with, the offering circular of Escalate Wealth REIT I, Inc. (“we,” “us,” “our” or the “Company”) dated October 15, 2020 as supplemented by Supplement No. 1 dated November 20, 2020 and Supplement No. 2 dated March 10, 2021 (the “Offering Circular). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as in the Offering Circular.

The purpose of this Supplement is to update certain sections of the Offering Circular with regard to (i) the recent appointment of independent directors; (ii) the recent appointment of a conflicts committee of our board of directors; and (iii) to attach the recently adopted Conflicts Committee Charter as Appendix C to the Offering Circular..

All references in the Offering Circular to us not having any “independent directors” are hereby deleted and the following section of the Offering Circular is amended and restated in its entirety to read in full as follows:

Executive Officers; Directors; and Independent Directors

We have provided below certain information about our current executive officers and directors.

Name(1)	Age(2)	Positions	Term of Office(3)(4)

Harold Hofer	65	Chairman of the Board,	June 22, 2020
		Chief Executive Officer,
		Chief Financial Officer and
		Director

Sachin Jhangiani	44	President, Secretary and Director	June 22, 2020

Vipe Desai	60	Independent Director (5)	February 23, 2021

Jeffrey Cyr	61	Independent Director (5)	February 23, 2021

(1)	The address of each executive officer and director listed is 17 Corporate Plaza, Suite 200, Newport Beach, California 92660.

(2)	As of March 1, 2021.

(3)	Indicates the commencement date of the executive officer’s or director’s service with us.

(4)	None of our executive officers will receive any compensation from us in connection with the performance of their executive officer services or serving as a director. Our advisor will pay all executive officer compensation expenses, and we will not reimburse our advisor for these expenses.

(5)	Member of our conflicts committee.

Mr. Harold Hofer. Our Board of Directors has concluded that Harold Hofer is qualified to serve as a director, chairman of the board and as our chief executive officer by reason of his extensive industry and leadership experience. Mr. Hofer is a principal of our advisor. Together with Mr. Jhangiani, he owns and controls our advisor. Mr. Hofer has been a lawyer since 1980 and is an inactive member of the California State Bar. He was formerly owner of Hofer Realty Advisors, a boutique real estate firm that acted as a principal and advised clients in various real estate transactions focused on investments in retail shopping centers. Mr. Hofer is a principal in a private investment fund known as REIT Opportunity Capital Advisors, or “ROCA”, which invests in the listed stocks of public REITs. He has participated in real estate transactions, as a principal and as a broker, valued in excess of $2 billion in his 30-year real estate career. Mr. Hofer has extensive underwriting, acquisition and management experience, and has asset managed multi-hundred million-dollar portfolios of owned properties. As our chief executive officer and a principal of our external advisor, Mr. Hofer is best-positioned to provide our board of directors with insights and perspectives on the execution of our business strategy, our operations and other internal matters. Further, as a principal of our advisor, Mr. Hofer brings to our board of directors demonstrated management and leadership ability. Mr. Hofer was employed through 2018 by BrixInvest, LLC, which was formerly known as Rich Uncles LLC and Nexregen, LLC, since it was founded in 2007. Mr. Hofer is also the former chief executive officer of the following SEC-reporting REITs: RW Holdings NNN REIT, Inc.; Rich Uncles Real Estate Investment Trust I; and BRIX REIT, Inc.

Mr. Sachin Jhangiani. Mr. Jhangiani started his Wall-Street career at Credit Suisse First Boston after completing his undergraduate degree at New York University in 1999. Through the years he spent time in both fixed income sales and trading roles and was promoted to Managing Director at Nomura Securities in 2010 where he spent five years before leaving his corporate career to pursue his entrepreneurship goals. In 2019 Mr. Jhangiani founded Raving Fan Marketing LLC an agency focused on helping businesses establish their brand identity and execute their marketing strategy.

Mr. Vipe Desai. Vipe Desai has served as an independent director and a since February 23, 2021 and as a member of the conflicts committee of the board of directors since March 12, 2021. Mr. Desai has extensive knowledge and understanding of marketing and branding. Mr. Desai has spent the majority of his professional career in the action sports industries. From 1993 to 1998, Mr. Desai owned and operated H2O Surf and Snowboard Shop in Orange County, CA. This professional experience exposed Mr. Desai to action sports industries and provided him with valuable knowledge regarding marketing and brand awareness vis-à-vis action sports enthusiasts and youth culture. In 2000, Mr. Desai founded Propaganda HQ (“PHQ”), a youth brand consulting agency which assists its clients in developing brand strategies, event production, social media marketing and digital marketing. PHQ’s clients included Red Bull, Monster Energy, DaimlerChrysler, Surfrider Foundation, Billabong, DaKine, Electric Eyewear, Nixon Watches, O’Neill, Reef, HBO, and Ball Park Franks. From 2009 to 2010, Mr. Desai also held senior marketing positions with Monster Energy and TransWorld Media. While at Monster Energy, Mr. Desai was responsible for sponsored athlete relations, events and brand partnerships worldwide. In 2011, Mr. Desai launched HDX Hydration Mix, an environmentally friendly sports drink mix. Mr. Desai is a current or past board member of various charitable organizations, including Ocean Champions, Lonely Whale, Skateistan, SIMA Humanitarian Fund, Rob Dyrdek Foundation, Surfrider Foundation, and Life Rolls On. Mr. Desai brings a unique perspective on the “branding” of our REIT’s investment products, including web site design, public relations and marketing. He is a graduate of Point Loma Nazarene University. Mr. Desai is a former independent director of RW Holdings NNN REIT, Inc. and BRIX REIT, Inc., and a former independent trust manager of Rich Uncles Real Estate Investment Trust I. Our board of directors has concluded that Mr. Desai is qualified to serve as a director by reason of his extensive prior REIT directorships and business experience.

Mr. Jeffrey Cyr. Jeffrey Cyr has served as an independent director since February 23, 2021 and as a member of the conflicts committee of the board of directors since March 12, 2021. Mr. Cyr has spent the majority of his career in the commercial real estate industry. From 1988 to 2008, he served as Vice President, Partner with the world’s leading commercial brokerage company, CB Richard Ellis, and from 2009 to present he served as an independent advisor, broker and manager to some of the nation’s largest and most respected landlords and to Fortune 500 owner/users. Mr. Cyr is highly regarded for his strategic solutions, experience and execution expertise with direct involvement to more than 1,000 lease and sale transactions as broker and principal with value in excess of $1 billion over his 29 year real estate career. He has extensive acquisition, disposition, leasing, marketing and underwriting experience that can assist, guide and fiduciary troubleshoot for REIT stakeholders. A 1985 San Diego State University (SDSU) Finance graduate, Mr. Cyr is a guest lecturer to SDSU business school students and an active SDSU business school mentor. He has been a local charitable real estate advisor and board member to Southern California charities including the Lakewood YMCA and Greater Long Beach YMCA - Camp Oakes benefiting local and regional children and their families. Mr. Cyr is also an independent director of BRIX REIT, Inc. Our board of directors has concluded that Mr. Cyr is qualified to serve as an independent director by reason of his expertise with real estate-related investments.

Compensation of Directors

We will pay our independent directors $5,000 per quarter in shares of our common stock. The shares to be issued to directors will be restricted securities issued in private transactions in reliance on an exemption from the registration requirements of the Securities Act under Section 4(a)(2) thereof, and we have not agreed to file a registration statement with respect to registration of the shares issued to the independent directors. All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. If a director is also one of our officers, we do not pay any compensation for services rendered as a director.

The following sections regarding our conflicts committee are hereby added to the Offering Circular:

Conflicts Committee

In order to reduce or eliminate certain potential conflicts of interest, the board of directors has appointed a conflicts committee of our board of directors, which is composed of all of our independent directors. Our conflicts committee operates pursuant to a conflicts committee charter, which has been adopted by the board of directors to define the committee’s responsibilities and a copy of which is attached to this Offering Circular as Appendix C. Our conflicts committee charter authorizes our conflicts committee to act on any matter permitted under Maryland law. Our conflicts committee acts by majority vote of its members. Both our board of directors and our conflicts committee must act upon those conflict of interest matters that cannot be delegated to a committee under Maryland law. Our conflicts committee is also empowered to retain its own legal and financial advisors at our expense.

Our conflicts committee charter requires that our conflicts committee discharge the board’s responsibilities relating to the nomination of independent directors and the compensation of our independent directors. Our conflicts committee also discharges the board’s responsibilities relating to the compensation of our executives. Subject to the limitations in our charter and with stockholder approval, our conflicts committee may also create stock-award plans.

Responsibilities of Our Conflicts Committee

In order to ameliorate the risks created by conflicts of interest, the board of directors has delegated certain responsibilities to our conflicts committee acting by majority vote. An independent director is a person who is not one of our officers or employees or an officer or employee of our advisor or its affiliates and has not been so for the previous two years and meets the other requirements set forth in our charter.

General. Both our board of directors and our conflicts committee must act upon those conflict-of-interest matters that cannot be delegated to a committee under Maryland law. Our conflicts committee is also empowered to retain its own legal and financial advisors at our expense. Among the matters we expect to require approval of a majority of our conflicts committee are:

•	the continuation, renewal or enforcement of our agreements with our advisor and its affiliates, including the advisory agreement;

•	public offerings of securities;

•	sales of properties and other investments;

•	investments in properties and other assets;

•	borrowings;

•	transactions with affiliates;

•	compensation of our officers and directors who are affiliated with our advisor;

•	whether and when we seek to list our shares of common stock on a national securities exchange;

•	whether and when we seek to become self-managed; and

•	whether and when we seek to sell the company or substantially all of its assets.

Review of Advisor Compensation.  Our conflicts committee evaluates at least annually whether the compensation that we contract to pay to our advisor and its affiliates is reasonable in relation to the nature and quality of services performed and whether such compensation is within the limits prescribed by the charter. Our conflicts committee also supervises the performance of our advisor and its affiliates and the compensation we pay to them to determine whether the provisions of our compensation arrangements are being carried out. This evaluation is based on the following factors as well as any other factors deemed relevant by our conflicts committee:

•	the amount of the fees and any other compensation, including stock-based compensation, paid to our advisor and its affiliates in relation to the size, composition and performance of our investments;

•	whether the total fees and expenses incurred by us are reasonable in light of our investment performance, net assets, net income and the fees and expenses of other comparable unaffiliated REITs;

•	the success of our advisor in generating appropriate investment opportunities;

•	the rates charged to other companies, including other REITs, by advisors performing similar services;

•	additional revenues realized by our advisor and its affiliates through their relationship with us, including whether we pay them or they are paid by others with whom we do business;

•	the quality and extent of service and advice furnished by our advisor and its affiliates;

•	the performance of our investment portfolio; and

•	the quality of our portfolio relative to the investments generated by our advisor and its affiliates for their own account and for their other clients.

NAV Process. The conflicts committee shall oversee our annual valuation process, and the calculation of our net asset value, beginning with the year ending that the board of directors has determined that our real estate portfolio has sufficiently stabilized for the purpose of making a meaningful calculation.

Borrowing Limitation. We may not exceed the 60% overall borrowings leverage limit unless a majority of our conflicts committee approves each borrowing in excess of this limitation and we disclose such borrowing to our stockholders in our next current, semi-annual or annual report with an explanation from our conflicts committee of the justification for the excess borrowing. There is no limitation on the amount we may borrow for the purchase of any single asset.

Conflicts Committee Members:

Mr. Vipe Desai
Mr. Jeffrey Cyr

The following Conflicts Committee Charter is hereby attached to the Offering Circular as Appendix C:

Appendix C

ESCALATE WEALTH REIT I, INC.

CONFLICTS COMMITTEE CHARTER

Purpose

The purpose of the Conflicts Committee (the “Committee”) of the Board of Directors (the “Board”) of Escalate Wealth REIT I, Inc. (the “Company”) is to (i) approve transactions, and resolve other conflicts of interest, between the Company and its subsidiaries, on the one hand, and the Advisor, any Director or their respective Affiliates, on the other hand; (ii) recommend Independent Director candidates for membership on the Board; (iii) make decisions regarding the compensation of officers, Directors and any of their respective Affiliates, including the Advisor; and (iv) perform such other responsibilities as are set forth in this Charter or delegated by the Board from time to time.

Committee Membership

The Committee shall be composed of two or more Independent Directors. The members of the Committee shall be appointed by the Board and shall serve until their successors shall be duly elected and qualified or until their earlier death, retirement, resignation or removal. The Board shall have the power at any time to change the membership of the Committee and to fill vacancies on it, subject to such new member(s) qualifying as an Independent Director under applicable requirements in the Company’s Articles of Incorporation (the “Articles”) and Bylaws (the “Bylaws”). The members of the Committee may designate a Chairman by majority vote of the full Committee membership.

Certain Definitions

Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Articles and Bylaws.

Meetings

The Committee shall hold regular meetings as may be necessary (but not less frequently than annually) and such special meetings as may be called by the Chairman of the Committee. Any action of the Committee shall require approval of a majority of the members of the Committee.

Responsibilities and Duties

The Committee’s responsibilities and duties are as follows:

1.	Except as expressly permitted by the Articles and Bylaws, the Committee shall review and approve all transactions between the Company and its subsidiaries, on the one hand, and the Advisor, any Director or their respective Affiliates.

2.	The Committee shall review and approve any agreement, and any amendment, restatement, renewal, extension or other modification thereof, between the Company or its subsidiaries, on the one hand, and the Advisor, any Director or their respective Affiliates, on the other hand, including but not limited to the Advisory Agreement between and among the Company and the Advisor. In connection therewith, the Committee shall be responsible for overseeing compliance with, and enforcing the provisions of, the Advisory Agreement on behalf of the Company, and shall, with sufficient frequency (but at least annually), review and approve the compensation that the Company contracts to pay to the Advisor and its Affiliates to determine that such compensation is reasonable in relation to the nature and quality of services performed and that such compensation is within the limits prescribed by the Articles and Bylaws.

3.	The Committee shall resolve all conflicts of interest between the Company or its subsidiaries, on the one hand, and any Director, the Advisor or their respective Affiliates, on the other hand.

4.	The Committee shall review and approve, and make recommendations to the Board with respect to, the following matters, as applicable: (i) public offerings of securities; (ii) sales of properties and other investments; (iii) investments in properties and other assets exceeding a de minimis amount established from time to time by the Board; (iv) borrowings, if such approval is required by the Board or the Independent Directors, including pursuant to the Articles; (v) transactions with Affiliates; (vi) the listing, if any, of the Company’s shares of common stock on a national securities exchange; (vii) any decision to become self-managed; and (viii) the sale of the Company or all or substantially all of its assets.

5.	The Committee shall oversee the Company’s annual valuation process, and the calculation of the Company’s net asset value each January as of December 31 of the prior year, beginning with the year ending that the Board has determined that the Company’s real estate portfolio has sufficiently stabilized for the purpose of making a meaningful calculation.

6.	The Committee shall oversee the Company’s investment in the securities of any real estate Affiliate.

7.	The Committee shall make recommendations to the Board regarding Independent Director candidates for membership on the Board, including the slate of Independent Director nominees to be proposed by the Board for election by the stockholders at the annual meeting of stockholders and any director nominees to be elected by the Board to fill interim Independent Director vacancies.

8.	The Committee shall approve all compensation, if any, to the Company’s officers and shall make recommendations to the Board regarding compensation to Directors.

9.	The Committee shall perform all such other duties and responsibilities as are required by the Articles to be performed by the Independent Directors

10.	The Committee shall produce and provide to the Board the following reports:

a.	An annual performance evaluation of the Committee under this Charter. In conducting this evaluation, the Committee shall compare the performance of the Committee with the requirements of this Charter and set forth the goals and objectives of the Committee for the following year.

b.	A summary of actions taken at each Committee meeting.

c.	A report of any issues that arise with respect to the Committee's responsibilities.

11.	The Committee may perform any other activities consistent with this Charter, the Articles, the Bylaws and as are permitted by the Maryland General Corporation Law and as the Committee or the Board deems necessary or appropriate.

In the Committee’s determinations relating to the approval of the transactions described in this Charter and to the resolution of any conflict of interest, the Committee shall comply with the related guidelines and other provisions set forth in the Articles and Bylaws, and may consider (a) the relative interests of any party to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interest; (b) any customary or accepted industry practices and any customary or historical dealings with a particular Person; (c) any applicable generally accepted accounting practices or principles; and (d) such additional factors as the Committee determines in its sole discretion to be relevant, reasonable, necessary or appropriate under the circumstances.

The Committee shall have the sole authority to retain and terminate any counsel, advisor or consultant to assist the Committee in carrying out its responsibilities, and the sole authority to approve such counsel’s, advisor’s or consultant’s fees and other retention terms. The Company shall provide for appropriate funding, as determined by the Committee, for payment of professional services of any counsel, advisors or consultants retained by the Committee.

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, provided that the decision of such subcommittee shall be presented to the full Committee at its next meeting.